Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
ARGOSY MINERALS INC

ABN	Quarter ended (“current quarter”)
ARBN 073 391 189	31 December 2007

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $Can’000	Year to date (12 months) $Can’000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for (a) exploration and evaluation (b) development (c) production (d) administration	(153) (90)	(987) (583)
1.3	Dividends received
1.4	Interest and other items of a similar nature received	(43)	(141)
1.5	Interest and other costs of finance paid
1.6	Income Taxes Paid
1.7	Other -
	Net Operating Cash Flows	(286)	(1,711)
Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects (b) equity investments (c) other fixed assets	-	(15)
1.9	Proceeds from sale of: (a) prospects (b) equity investments (c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other : Capital Raising Costs	-	-
	Net investing cash flows	-	(15)
1.13	Total operating and investing cash flows (carried forward)	(286)	(1,726)

Appenidix 5B
Mining exploration entity quarterly report

1.13	Total operating and investing cash flows (brought forward)	(286)	(1,726)
	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	43	2,790
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings
1.17	Repayment of borrowings
1.18	Dividends paid
1.19	Other : - Option Conversions
	Net financing cash flows	43	2,790
	Net increase (decrease) in cash held	(243)	1,064
1.20	Cash at beginning of quarter/year to date	3,605	2,356
1.21	Exchange rate adjustments to item 1.20	(40)	(98)
1.22	Cash at end of quarter	3,322	3,322

The Cash at end of quarter is equivalent to A $3,832,000

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $Can'000
1.2	Aggregate amount of payments to the parties included in item 1.2	90
1.2	Aggregate amount of loans to the parties included in item 1.10	Nil
1.2	Explanation necessary for an understanding of the transactions
	Amounts paid/payable for management fees, directors fees and re-imbursements of rent and salaries and wages

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
None

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest
Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

Appenidix 5B
Mining exploration entity quarterly report

		Amount available $Can’000	Amount used $Can’000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$Can’000
4.1	Exploration and evaluation	300
4.2	Development
	Total	300

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter Can$’000	Previous quarter $Can’000
5.1	Cash on hand and at bank	1,056	40
5.2	Deposits at call	2,266	3,565
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	3,322	3,605

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Copper Cliff Project	Option to Acquire 100% of Project	Option to Acquire Project	Nil
6.2	Interests in mining tenements acquired or increased		No Changes

Appenidix 5B
Mining exploration entity quarterly report

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	-	-	-	-
7.3	+Ordinary securities	99,919,105	99,669,105	-	-
7.4	Changes during quarter (a) Increases through conversions (b) Increased through issues	500,000	500,000	-	-
7.5	+Convertible debt securities (description)	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
7.7	Options Unlisted Unlisted	5,100,000 2,750,000	Nil Nil	A$0.10 A$0.50	25 May 2011 26 May 2012
7.8	Issued during quarter
7.9	Exercised during quarter	500,000	500,000	-	-
7.10	Expired during period	-	-	-	-
7.12	Unsecured notes (totals only)	-	-

+ See chapter 19 for defined terms.

Appenidix 5B
Mining exploration entity quarterly report

Compliance statement

1

This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

…........………..................……

Date:       31 January 2008

(Director)

Print name:

Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

Issued and quoted securities  The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4

The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

January 30, 2008

COPPER CLIFF PROJECT - Nickel, Copper, Cobalt, Platinum Group Metals

During the quarter the Corporation decided not to exercise its option over the Copper Cliff Project in Sudbury, Canada.

MUSONGATI (BURUNDI) - Nickel, Copper, Cobalt, Platinum Group Metals

The Corporation continues with its arbitration proceedings against the Government of Burundi to enforce its rights pursuant to the Mining Convention between the parties dated 11 February 1999.

INVESTIGATION OF NEW OPPORTUNITIES

The Corporation continues to assess new opportunities.  Those investigated during the quarter included several projects in Africa.

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.